Exhibit 2.1

SHARE PURCHASE AGREEMENT

dated

February 14, 2016

by and among:

Hyster-Yale Materials Handling, Inc.

(as Purchaser)

- on the one side -

and

Emilio Bolzoni

Roberto Scotti

Franco Bolzoni

Paolo Mazzoni

Pier Luigi Magnelli

(as Sellers)

- on the other side -

TABLE OF CONTENTS

Article 1	– Recitals, Annexes, Schedules and Definitions	6
1.1	Recitals, Annexes and Schedules	6
1.2	List of Annexes and Schedules	6
1.3	Definitions	7

Article 2	– Sale and Purchase	14
2.1	Sale and Purchase	14

Article 3	– Price and Payment	14
3.1	Purchase Price	14
3.2	Purchase Price Payment	16
3.3	No Deductions to Payments	16

Article 4	– Conditions Precedent	16
4.1	Conditions Precedent to Closing	16
4.2	Procedure for Antitrust Approvals	17
4.3	Waiver of the Conditions Precedent; Longstop Date	18

Article 5	– Covenants	19
5.1	Conduct of the Business in the Interim Period	19
5.2	Certain Actions Before Closing	21
5.3	No Indebtedness Toward Sellers or Intercompany Agreements	23
5.4	Non-Compete	23
5.5	Non Solicitation	24
5.6	Standstill	24
5.7	Further Assurances	24

Article 6	– Closing	24
6.1	Closing	24
6.2	One Transaction	27

Article 7	– Representations and Warranties of the Sellers	27
7.1	Representations and Warranties of the Sellers	27
7.2	Survival	35
7.3	No Additional Representations and Warranties	35

Article 8	– Representations and Warranties of the Purchaser	36
8.1	Representations and Warranties of the Purchaser	36
8.2	Survival	37
8.3	No Additional Representations	37

Article 9	– Indemnification	37
9.1	Indemnification by the Parties	37
9.2	Time Limitations for Claims	38

9.3	Indemnification Obligations Independent	38
9.4	Monetary Limitations for Claims	38
9.5	Notice of Claim	40
9.6	Dispute Notice	40
9.7	Amicable Resolution	40
9.8	Third Party Claims	41
9.9	Mitigation; No Duplication	41
9.10	Payments of Indemnification	42
9.11	Exclusive Remedy	42

Article 10	– Governing Law; Arbitration and Jurisdiction	42
10.1	Governing Law	42
10.2	Arbitration	42
10.3	Jurisdiction	43

Article 11	– General Provisions	44
11.1	Notices	44
11.2	Confidentiality	44
11.3	Public Announcements	45
11.4	Right to Designate	45
11.5	Mandatory Tender Offer	45
11.6	Interpretation	46
11.7	Sellers’ Representative	47
11.8	Severability	47
11.9	Entire Agreement	48
11.10	Expenses	48
11.11	Amendments and Waivers	48
11.12	No Assignment; No Third Party Beneficiaries	48
11.13	Counterparts	48

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is made on February 14, 2016 by and between

Emilio Bolzoni, born in Piacenza (Italy) on September 25, 1952, residing at Via G. Bruno, 2 – 29121 Piacenza (Italy), Italian tax code BLZMLE52P25G535S (“Emilio Bolzoni”)

Roberto Scotti, born in Piacenza (Italy) on February 13, 1951, residing at Via Mischi, 14 – 29122 Piacenza (Italy), Italian tax code SCTRRT51B13G535Z (“Roberto Scotti”)

Franco Bolzoni, born in Piacenza (Italy) on August 5, 1948, residing at Località Case Parigini – 29025 Gropparello (PC) (Italy), Italian tax code BLZFNC48M05G535O (“Franco Bolzoni”)

Paolo Mazzoni, born in Pontenure, Piacenza (Italy) on May 28, 1950, residing at via G. Tononi, 4 - 29122 Piacenza (Italy), Italian tax code MZZPLA50E28G852H (“Paolo Mazzoni”)

Pier Luigi Magnelli, born in Fiorenzuola D’Arda, Piacenza (Italy) on August 9, 1941, residing at via Coppellotti, 24 – 29121 Piacenza (Italy), Italian tax code MGNPLG41M09D611H (“Pier Luigi Magnelli” and, together with Emilio Bolzoni, Roberto Scotti, Franco Bolzoni and Paolo Mazzoni, collectively, the “Sellers”)

and

Hyster-Yale Materials Handling, Inc., a corporation incorporated and existing under the laws of Delaware, United States of America, having its registered office in Cleveland, Ohio, United States of America, 5875 Landerbrook Drive, Suite 300, hereby represented by Alfred M.Rankin, Jr. and Colin Wilson, duly empowered (the “Purchaser” and, together with the Sellers, the “Parties”)

WHEREAS

(A)	Penta Holding S.p.A. (“Penta”) is a corporation incorporated and existing under the laws of Italy, having its registered office in Podenzano, Piacenza (Italy), località I Casoni, 103, and enrolled with the Companies’ Register of Piacenza (Italy) at no. 01464060332, with an authorized, issued and fully paid in share capital equal to EUR 8,000,000.00 divided into no. 8,000,000 ordinary shares, each with a par value of EUR 1.00 (the “Penta Shares”).

(B)	Bolzoni S.p.A. (“Bolzoni” or the “Company”) is a corporation incorporated and existing under the laws of Italy, having its registered office in Podenzano, Piacenza (Italy), località I Casoni, Via Primo Maggio, 103, enrolled with the Companies’ Register of Piacenza at no. 00113720338, with an authorized, issued and fully paid in share capital equal to EUR 6,498,478.75, divided into no. 25,993,915 ordinary shares, with no par value, that are listed and traded on the STAR segment of the Italian stock exchange (“ISE”) operated and managed by Borsa Italiana S.p.A. (the “Bolzoni Shares”).

(C)	The Sellers and Penta collectively own 100% of the Penta Shares, as follows:

(i)	Emilio Bolzoni owns no. 3,117,126 Penta Shares;

(ii)	Roberto Scotti owns no. 1,517,169 Penta Shares;

(iii)	Franco Bolzoni owns no. 1,185,569 Penta Shares;

(iv)	Paolo Mazzoni owns no. 1,021,263 Penta Shares;

(v)	Pier Luigi Magnelli owns no. 593,547 Penta Shares;

(vi)	Penta owns no. 565,326 Penta Shares in the form of treasury shares (the “Penta Treasury Shares”).

(D)	Penta owns no. 13,109,066 Bolzoni Shares, representing approximately 50.4% of the total outstanding Bolzoni Shares (the “Bolzoni Majority Stake”).

(E)	The Company is the holding company of the Bolzoni group and owns, directly or indirectly (i) controlling equity interests in the subsidiaries identified in Annex E.1 (the “Subsidiaries” and, together with the Company, the “Group Companies”) and (ii) minority equity interests in the legal entities identified in Annex E.2.

(F)	The Group Companies operate a design, production and distribution business of lift truck attachments and industrial material handling equipment.

(G)	The Sellers intend to sell to the Purchaser, who intends to purchase (through the Designee pursuant to Section 11.4 below), all the Outstanding Penta Shares (as defined in Section 1.3) upon the terms and subject to the conditions set forth in this Agreement.

(H)	The Purchaser and the Sellers have each performed their own analysis (based on the information provided (i) by the Purchaser to the Sellers about the Purchaser’s and its Affiliates’ operations and (ii) by the Sellers to the Purchaser about Penta’s and the Group Companies’ operations) about the sales and/or market shares of the Purchaser and its Affiliates and the Group Companies in the countries where they operate aimed at identifying those jurisdictions requiring a filing with and approval from an Antitrust Authority pursuant to applicable Competition Laws. Following such analysis and based on such information, the Purchaser has concluded that, pursuant to applicable Competition Laws, the transactions contemplated by this Agreement should be notified to and cleared by the German Antitrust Authority (“Bundeskartellamt”).

(I)	The closing of the acquisition of the Outstanding Penta Shares by the Purchaser, if consummated as per the terms and conditions set forth in this Agreement, will trigger the requirement for the Purchaser to launch a mandatory tender offer pursuant to Article 106 of Legislative Decree No. 58 of February 24, 1998, Articles 35 et seq. of CONSOB Regulation No. 11971 of May 14, 1999 (and particularly, Article 45 thereof) and the relevant provisions of Borsa Italiana Regulation dated July 22, 2015 and approved by means of CONSOB resolution No. 19319 of August 26, 2015, in each case as subsequently amended and supplemented (all such provisions, collectively, the “Italian Securities Regulations”), for all of the remaining Bolzoni Shares other than the Bolzoni Majority Stake and the Bolzoni Treasury Shares (as defined in Section 1.3) (the “Mandatory Tender Offer”).

NOW AND THEREFORE, the Parties hereby agree as follows

Article 1 – Recitals, Annexes, Schedules and Definitions

1.1	Recitals, Annexes and Schedules

All the recitals above and the annexes and schedules to this Agreement listed in Section 1.2 (respectively, the “Recitals”, the “Annexes” and the “Schedules”) constitute an integral and substantial part of this Agreement, provided however that the Recitals are for informational purposes only and nothing set forth therein will give rise to liability by either of the Parties under Article 9 or otherwise, in any case without prejudice to Section 9.11 below.

1.2	List of Annexes and Schedules

The following are the Annexes and Schedules attached to and incorporated by reference in this Agreement:

-	Annex E.1	Group Companies’ Chart

-	Annex E.2	Minority Interests in Other Legal Entities

-	Annex 1.3(A)	Auditors’ Report on the Bolzoni Financial Statements

-	Annex 1.3 (B)	List of Company’s Loan Agreements with Change of Control Clauses

-	Annex 1.3(C)	Form of Penta Board Approval

-	Annex 1.3(D)	Form of Penta Broker Certificate

-	Annex 1.3(E)	Form of Sellers’ Bank Guarantee

-	Annex 1.3(F)	Form of Sellers’ Closing Certificate

-	Annex 1.3(G)	Form of Sellers’ Waiver

-	Annex 3.1	Purchase Price Determination Worksheet

-	Annex 3.2	Purchase Price Allocation and Sellers’ Bank Accounts

-	Annex 5.2.2	Form of Resignation Letters

-	Annex 6.1.2(ii)(c)	Form of Penta’s General Meeting Resolution

-	Annex 6.1.2(iii)(b)	Form of Company’s Corporate Officer Release Letter

-	Schedule 7.1.1	Subsidiaries’ Directors and Other Shareholders

-	Schedule 7.1.8	Penta Financial Statements

-	Schedule 7.11(A)	Group Companies’ Employees

-	Schedule 7.11(B)	Benefit Plans

-	Schedule 7.1.12	Material Contracts

-	Schedule 7.1.14	Litigation

1.3	Definitions

In addition to terms defined elsewhere in this Agreement, the following capitalized words shall have the meaning set forth below:

•	“Accounting Principles” means:

•	As to Penta, the rules of the Italian Civil Code dealing with annual financial statements and the accounting principles prepared by the Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili, as amended by the Organismo Italiano di Contabilità (O.I.C.), or, in their absence, the accounting principles prepared by the International Accounting Standards Board (I.A.S.B.), in each case applied on a basis consistent with past practices and valuation criteria;

•	As to the Company, the accounting principles prepared by the International Accounting Standards Board (I.A.S.B.), in each case applied on a basis consistent with past practices and valuation criteria; or

•	As to each of the Subsidiaries, on a stand-alone basis, the accounting principles generally accepted in the country in which such Subsidiary is incorporated or organized or, in their absence, the accounting principles prepared by the International Accounting Standards Board (I.A.S.B.), in each case applied on a basis consistent with past practices and valuation criteria;

•	“Adjusted Purchase Price”: shall have the meaning set forth in Section 3.1.3;

•	“Affiliate”: means any Person that directly or indirectly controls, is controlled by, or is under the common control with, another Person. For the purposes hereof, the notion of “control” as applied to any Person shall be construed pursuant to Article 2359, para. 1, no. 1, of the Italian Civil Code;

•	“Agreement”: means this share purchase agreement, together with the Annexes attached hereto;

•	“Annexes”: shall have the meaning set forth in Section 1.1;

•	“Antitrust Approvals”: means the antitrust clearances or approvals required by any Competition Laws to consummate the transactions contemplated by this Agreement;

•	“Antitrust Authority”: any antitrust authority having jurisdiction over the transactions contemplated hereby;

•	“Auditors’ Report on the Bolzoni Financial Statements”: means the report issued by Deloitte, in their capacity as Bolzoni’s auditors, on the Bolzoni Financial Statements, copies of which (both in Italian and in English) are attached as Annex 1.3(A);

•	“Authorization”: means any licence, authorization, clearance, consent, enrollment, certificate or permit that is required by any Governmental Authority to carry out the business of a Person as currently conducted or to consummate any or all of the transactions contemplated by this Agreement;

•	“Basket”: shall have the meaning set forth in Section 9.4.1;

•	“Bolzoni”: shall have the meaning set forth at Recital (B);

•	“Bolzoni Financial Statements”: means the latest set of approved and audited consolidated financial statements of the Company and the Subsidiaries as at June 30, 2015, published on the Company’s website at: http://en.bolzonigroup.com/admin/uploads/Interim%20Financial%20Report%20%2030%2006%202015.pdf, along with the Auditors’ Report on the Bolzoni Financial Statements;

•	“Bolzoni Majority Stake”: shall have the meaning set forth at Recital (D);

•	“Bolzoni Majority Stake Valuation”: shall have the meaning set forth in Section 3.1;

•	“Bolzoni Shares”: shall have the meaning set forth at Recital (B);

•	“Bolzoni Treasury Shares”: means the no. 18,274 Bolzoni Shares, representing approximately 0.070% of the total outstanding Bolzoni Shares, that have been repurchased by the Company under the terms of the authorizing resolution passed by Bolzoni’s shareholders’ meeting on April 29, 2014 and are held by the Company as at the date hereof;

•	“Borsa Italiana”: shall mean Borsa Italiana S.p.A., the entity operating and managing the ISE;

•	“Business Day”: means any calendar day other than a Saturday, a Sunday or any other day in which banks in Milan, Italy, in Cleveland, Ohio (USA), and in The Netherlands are authorized or obligated by Law to close;

•	“Cap”: shall have the meaning set forth in Section 9.4.1;

•	“Closing”: means the completion of the transactions contemplated hereby, including the transfer of the Outstanding Penta Shares from the Sellers to the Purchaser and the payment of the Purchase Price (or the Adjusted Purchase Price, as the case may be) to the Sellers, as well as the performance of the other actions set forth in Article 6;

•	“Closing Date”: shall have the meaning set forth in Section 6.1.1;

•	“Company”: shall have the meaning set forth at Recital (B);

•	“Competition Laws”: means any applicable competition Laws of the European Union, any of the member states thereof and any other country in which Penta, the Company or any Subsidiary operates and which has jurisdiction over the transactions contemplated hereby (including Italy’s Law no. 287 of October 10, 1990);

•	“Conditions Precedent”: shall have the meaning set forth in Section 4.1;

•	“CONSOB” means the Commissione Nazionale per le Società e la Borsa, the Italian securities exchange regulator, founded pursuant to Italy’s Law No. 216 of June 7, 1974;

•	“Consolidated Statute on Finance”: means Legislative Decree No. 58 of February 24, 1998, as subsequently amended and supplemented;

•	“De Minimis”: shall have the meaning set forth in Section 9.4.1;

•	“Designee”: shall have the meaning set forth in Section 11.4;

•	“Dispute Notice”: shall have the meaning set forth in Section 9.6;

•	“Employees”: shall have the meaning set forth in Section 7.1.11;

•	“Environmental Laws”: means applicable Laws, Authorizations and permits relating to the environment, pollution, protection or restoration of the environment, protection of human health in connection with Hazardous Substances, natural resources, releases of Hazardous Substances, or the presence, manufacture, production, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Substance, or the removal, containment or remediation thereof;

•	“EUR”: means the euro, that is the lawful currency adopted by certain member states of the European Union, including Italy, as of January 1, 1999;

•	“Governmental Authority”: means any public administration, entity, agency or legislative, governmental, international, national, federal, regional or local authority or political subdivision thereof (including any Antitrust Authority), or other regulator or supervisory authority, including CONSOB and Borsa Italiana, any taxing authority or judicial body, including tribunals, arbitrators or other civil, criminal or administrative courts of having jurisdiction over the Parties, Penta or the Group Companies;

•	“Group Companies”: shall have the meaning set forth at Recital (E);

•	“Hazardous Substance”: means, whether alone or in combination, whether solid, liquid or gaseous, (i) any pollutant, contaminant, chemical, waste, and any toxic, hazardous, deleterious, explosive or radioactive substance or material or terms of similar import listed, classified or subject to regulation under any Environmental Law; (ii) any petroleum, petroleum products, waste oil, crude oil and its fractions, natural and synthetic gas, asbestos and asbestos-containing products, lead-based paint, urea formaldehyde, pesticides or polychlorinated biphenyl; and (iii) any other substance or material which may give rise to any liability, including any liability for natural resource damages or any remediation, removal or containment obligation, under any Environmental Law;

•	“ICC Court”: shall have the meaning set forth in Section 10.2.2;

•	“Indemnified Party”: shall have the meaning set forth in Section 9.1;

•	“Indemnifying Party”: shall have the meaning set forth in Section 9.1;

•	“Intellectual Property”: means patents, patent applications, utility models, inventions, trademarks (whether registered or unregistered), trademark applications, service marks, service names, trade names, domain names, copyrights, trade secrets, technology, computer software, designs, design rights, know-how (including drawings, technical data, formulae, manufacturing processes, proprietary information, customers lists), or other intellectual property rights which are used by Penta, the Company and the Subsidiaries in conducting their respective businesses;

•	“Italian Civil Code”: means the Italian civil code, as approved by Royal Decree no. 262 of March 16, 1942, as subsequently amended and supplemented;

•	“Italian Securities Regulations”: shall have the meaning set forth at Recital (I);

•	“ISE”: shall have the meaning set forth at Recital (B);

•	“Key Managers”: means Roberto Scotti (Bolzoni’s managing director – “amministratore delegato”), Marco Bisagni (Bolzoni’s chief financial officer – “responsabile amministrativo”) and Marina Bergonzi (Bolzoni’s group controller – “responsabile controllo di gestione”);

•	“Law”: shall mean any laws, rules, statutes, decrees, codes, regulations, directives, governmental orders or other requirements or rules of law in any relevant jurisdiction that are in force as of the date in question, including any Competition Law or Environmental Law;

•	“Lender Waivers”: means documents duly executed by the lenders under the terms of those loan agreements in place with the Company as borrower that are identified in Annex 1.3(B) whereby such lenders waive their rights to terminate the relevant loan agreements and/or accelerate the borrower’s repayment obligations thereunder in connection with the change of control affecting the Company as a result of the consummation of the transactions contemplated by this Agreement;

•	“Lien” means any lien, mortgage, charge, security interest, option, swap, pledge, usufruct, retention of title, right of first refusal, right of first offer, pre-emptive right (save for the provisions of Penta’s by-laws), lock-up, burden, encumbrance or other restriction or limitation of any nature whatsoever;

•	“Longstop Date”: shall have the meaning set forth in Section 4.3.2;

•	“Losses”: means any actual and direct loss, liability, damage or expense, including, without limitation, fines, penalties, costs, reasonable attorneys’ fees, investigations costs and reasonable disbursements, pursuant to Article 1223 of the Italian Civil Code, and therefore including loss of profit (“lucro cessante”) but excluding any (i) consequential, incidental, contingent, potential or indirect loss or damage or (ii) loss or damage relating to the loss of investment opportunities other than the transactions contemplated hereby;

•	“Mandatory Tender Offer”: shall have the meaning set forth at Recital (I);

•	“Material Adverse Effect”: means any fact, circumstance, event, change or effect that is materially adverse to the assets, liabilities, business, financial conditions or results of operations of Penta, the Company and the Subsidiaries, taken as a whole, with the exclusion of any fact, circumstance, event, change or effect resulting, directly or indirectly, from: (i) any change in general macro-economic and financial conditions, including any stock exchange market shock or bull/bear market in any stock exchange market; (ii) any variation in the market price of the Bolzoni Shares; (iii) general changes in the industry in which Penta, the Company and the Subsidiaries do business; (iv) any act of war, outbreak or escalation of hostilities or acts of terrorism or natural disasters involving any country where Penta, the Company and the Subsidiaries do business; or (v) the execution or announcement of this Agreement;

•	“Material Contracts”: means the following contracts, agreements and purchase orders, including any amendment thereto: (i) agreements relating to the acquisition or sale of interests in, or material assets of, other Persons or businesses; (ii) joint venture agreements relating to the conduct of the business of Penta and/or any of the Group Companies; (iii) license agreements regarding material intellectual property rights; (iv) material agreements with distributors or agents; (v) rental and lease agreements relating to real estate, fixed assets or business-related equipment which, individually, provide for annual payments of EUR 150,000 or more; (vi) loan agreements, bonds, notes, derivatives or swap agreements, or any other debt instruments issued or entered into by Penta, the Company and/or any of the Subsidiaries involving, individually, an amount of EUR 1,000,000 or more; (vii) sureties or guarantees issued, or indemnification agreements entered into, by Penta, the Company and/or any of the Subsidiaries for any debt of any third party for an amount of EUR 500,000 or more; (viii) any agreement that materially limits the freedom of Penta, the Company and/or any of the Subsidiaries to compete in any line of business, in any territory or with any third party; (ix) contracts with key customers or key suppliers of Penta and/or the Group Companies providing for obligations by any of the parties thereto exceeding, whether in the aggregate or on an annual basis, EUR 1,500,000; (x) agreements which grant or create any Lien on any asset of any of Penta and/or the Group Companies, securing obligations in excess of EUR 150,000; (xi) agreements with the Key Managers; (xii) any commitments to enter into any of the agreements and transactions referred to in items (i) to (xi) above and any letters of intent or memoranda of understanding with respect thereto;

•	“Notice of Claim”: shall have the meaning set forth in Section 9.5;

•	“Order”: means any order, determination, judgment, sentence, injunction, assessment, award, decree, ordinance, ruling, decision, charge or writ issued by any Governmental Authority;

•	“Outstanding Penta Shares”: means all of the Penta Shares other than the Penta Treasury Shares;

•	“Parties”: shall have the meaning set forth in the preamble of this Agreement;

•	“Penta”: shall have the meaning set forth at Recital (A);

•	“Penta Board Approval”: means a resolution of Penta’s board of directors, in the form of Annex 1.3(C) hereto, taken in compliance with the relevant provisions of Penta’s by-laws whereby Penta’s board of directors unanimously approves the sale and transfer of the Outstanding Penta Shares to the Purchaser as contemplated by this Agreement, in compliance with articles 7.9 and 7.10 of Penta’s by-laws;

•	“Penta Broker Certificate”: means a certificate, substantially in the form of Annex 1.3(D) hereto, issued to Penta on or before the Closing Date pursuant to Articles 83-bis et seq. of the Consolidated Statute on Finance by Penta’s broker (Banco Popolare) with whom the Bolzoni Majority Stake is held attesting that, as at the Closing Date, the entire Bolzoni Majority Stake is or will be held, free and clear of any Lien, in Penta’s brokerage account with such broker;

•	“Penta Credit Facilities”: means, collectively, (i) the overdraft facility agreement No. 000471024 entered into by and between Penta and Banco Popolare Soc. Coop. on October 2, 2015; and (ii) the loan agreement No. 05399690008370100 entered into by and between Penta and Cassa di Risparmio di Bologna on March 6, 2015;

•	“Penta Financial Statements”: shall have the meaning set forth in Section 7.1.8;

•	“Penta Shares”: shall have the meaning set forth at Recital (A);

•	“Penta Treasury Shares”: shall have the meaning set forth at Recital (C);

•	“Person”: means any individual, corporation, partnership, limited liability company, joint-stock company, unincorporated association, trust, joint venture or other entity or organization or Governmental Authority;

•	“Pisani Bonds”: means the 2,200,000 bonds, par value EUR 1.00 each, interest rate 2% per annum, represented by 22 certificates for 100,000 bonds each (numbered from 1 to 22) which (i) were issued by Penta on April 7, 2015 based on the Penta board of directors’ resolution dated March 19, 2015; (ii) have been entirely subscribed for and paid in by Mr. Luigi Pisani on April 7, 2015; and (iii) are outstanding;

•	“Purchase Price”: shall have the meaning set forth in Section 3.1;

•	“Purchaser”: shall have the meaning set forth in the preamble of this Agreement;

•	“Reduced Bolzoni Majority Stake Valuation”: shall have the meaning set forth in Section 3.1.1;

•

“Resignation Letters”: means resignation letters in the form of Annex 5.2.2, which shall be signed by Penta’s, the Company’s and the Subsidiaries’ officers referred to in Section 5.2.1 of this Agreement and shall contain a waiver and release from any and all claims that such individuals may have or have had for any reason against Penta, the Company or the Subsidiaries, as the case may be, including claims for unpaid compensation, loss of office, termination or damages;

•	“Sellers”: shall have the meaning set forth in the preamble of this Agreement;

•	“Sellers’ Bank Guarantee”: means the irrevocable first demand bank guarantee to be issued by a reputable national or international bank, substantially in the form of Annex 1.3 (E), in favor of the Purchaser in the amount of EUR 250,000 (two hundred fifty thousand) to secure the Sellers’ indemnification obligations under Section 9.1;

•	“Sellers’ Closing Certificate”: means a statement in writing, substantially in the form of Annex 1.3 (F), whereby the Sellers confirm that the representations and warranties set out in Section 7.1 are true and correct in all material respects on and as of the Closing Date and that, without prejudice to Section 7.4, no act, event or circumstance has occurred in the period between the date hereof and the Closing Date which could cause the representations and warranties provided in Section 7.1 to become untrue or incorrect;

•	“Sellers’ Fundamental Warranties”: means any of the Sellers’ representations and warranties set forth in Sections 7.1.1 (“Organization; Power and Authority; Enforceability”) and/or 7.1.4 (“Shares; No Other Shares; Title to Shares”);

•	“Sellers’ Representative”: shall have the meaning set forth in Section 11.7.1;

•	“Sellers’ Waiver”: means a written document, in the form of Annex 1.3(G) hereto, executed by each of the Sellers whereby the latter irrevocably waives the right of first refusal and other share transfer restrictions contemplated by article 7 of Penta’s by-laws in connection with the transactions contemplated by this Agreement, and “Sellers’ Waivers” shall mean all such documents provided by all of Penta’s shareholders;

•	“Subsidiaries”: shall have the meaning set forth at Recital (E);

•	“Tax”: means all direct and indirect national, federal, state or local taxes, social security contributions, fees, levies or other fiscal assessments and duties imposed by any federal, national or local taxing authorities, including all income taxes, transfer, recording, license, withholding, payroll, stamp, registration, mortgage, cadastral, occupation and property taxes, capital gains taxes, business taxes, excise or custom duties, sale, use, VAT and franchise taxes or other similar fees, assessments and charges, however denominated, together with all interest, penalties, charges, costs, collection fees, additions to tax or additional amounts imposed by any Governmental Authority pertaining to the present and past activities, acts, events, omissions or corporate and contractual transactions performed or in any case carried out by and/or in the name or on behalf of Penta, the Company or its Subsidiaries;

•	“Tax Return”: means any return, computation, declaration, report, claim for refund, election, surrender, notice, consent or information return or statement or other form relating to Taxes, including any schedule or attachment thereto or amendment thereof;

•	“Third Party Claim”: shall have the meaning set forth in Section 9.5.

Article 2 – Sale and Purchase

2.1	Sale and Purchase

Upon the terms and subject to the conditions of this Agreement, the Sellers hereby agree to sell and transfer to the Purchaser, and the Purchaser hereby agrees to purchase and receive from the Sellers, the Outstanding Penta Shares, free and clear of any Liens, together with all rights attaching thereto, including accrued and unpaid dividends, if any.

Title to the Outstanding Penta Shares shall be vested to the Purchaser on the Closing Date, upon Closing and in consideration of the Purchase Price (or the Adjusted Purchase Price, as the case may be) set out in Section 3.1 below, together with all rights and entitlements relating thereto, including the Purchaser’s right to any Penta profits, dividends or other distributions with respect to earnings, if any, accrued or paid as of January 1, 2016 (including the Bolzoni 2015 dividend, if any).

Article 3 – Price and Payment

3.1	Purchase Price

3.1.1	The Parties have agreed upon a valuation of the Bolzoni Majority Stake equal to a price per share of EUR 4.30 (four/30) times the number of Bolzoni Shares that the Bolzoni Majority Stake consists of and therefore to the aggregate amount of EUR 56,368,984.00 (fifty-six million three hundred sixty eight thousand nine hundred eighty-four/00) (the “Bolzoni Majority Stake Valuation”), provided however that, if the Company’s board of directors approving Bolzoni’s financial statements as of December 31, 2015 recommends that a dividend be paid to the Company’s shareholders, then the Bolzoni Majority Stake Valuation will be recalculated by (i) reducing the aforesaid EUR 4.30 (four/30) per share price by the amount per share of the recommended Bolzoni dividend, and then (ii) multiplying such reduced amount by the number of Bolzoni Shares that the Bolzoni Majority Stake consists of (the Bolzoni Majority Stake Valuation as reduced pursuant to the above, the “Reduced Bolzoni Majority Stake Valuation”).

3.1.2	The Parties acknowledge and agree that the Bolzoni Majority Stake Valuation is final and binding upon the Parties and shall not be subject to any adjustment, revision or amendment of any kind whatsoever (even as a consequence of any possible increase or decrease in the value of the Bolzoni Shares or to reasons related to the profitability of any of the Group Companies’ business), other than in the case of the Reduced Bolzoni Majority Stake Valuation as per Section 3.1.1 above.

3.1.3	In order to determine the purchase price for the Outstanding Penta Shares, the Parties have agreed to (i) increase the Bolzoni Majority Stake Valuation by the amount of the Penta assets other than the Bolzoni Majority Stake, and (ii) reduce it by the amount of the Penta liabilities, in each case as set forth in the Penta Financial Statements, as per the purchase price determination worksheet attached as Annex 3.1. As a result, the Parties agree that the purchase price for the Outstanding Penta Shares (which is inclusive of the Bolzoni Majority Stake Valuation and fair consideration for the Sellers’ non-compete undertakings in Section 5.4) is equal to a price per share of EUR 7.20 (seven/20) times the number of the Outstanding Penta Shares, and therefore to the aggregate amount of EUR 53,495,837.00 (fifty-three million four hundred ninety five thousand eight hundred thirty-seven/00) (the “Purchase Price”), provided however that, should the circumstances resulting in the Reduced Bolzoni Majority Stake Valuation apply, then the Purchase Price shall be recalculated as follows:

(i)	the Reduced Bolzoni Majority Stake Valuation

plus

(ii)	the amount of the Penta assets other than the Bolzoni Majority Stake, as set forth in the Penta Financial Statements plus

(iii)	the amount of the Bolzoni 2015 dividend pertaining to the Bolzoni Majority Stake minus

(iv)	the amount of the Penta liabilities, as set forth in the Penta Financial Statements

(such recalculated amount of the Purchase Price, the “Adjusted Purchase Price”), provided further that the Adjusted Purchase Price shall in no event be greater than the Purchase Price.

3.1.4	Save for the provisions of Section 3.1.5 below and save in the case of a Adjusted Purchase Price as per Section 3.1.3 above, the Parties acknowledge and agree that the Purchase Price is fixed and not subject to any adjustment.

3.1.5	Any payment made in satisfaction of a liability arising under a Sellers’ (but not a Purchaser’s) obligation shall (to the extent possible) be treated as a downward adjustment to the Purchase Price (or the Adjusted Purchase Price, as the case may be).

3.2	Purchase Price Payment

The Purchaser shall pay the Purchase Price or the Adjusted Purchase Price, as the case may be, to the Sellers on Closing by means of wire transfers of immediately available funds in the amounts and to the Sellers’ bank accounts indicated in Annex 3.2.

3.3	No Deductions to Payments

Each of the Purchaser and the Sellers shall procure that any amount payable by the Purchaser (or by the Designee) or by the Sellers, as the case may be, to the other Party pursuant to this Agreement shall be paid in full without any deduction, set-off or counterclaim whatsoever and each of the Purchaser (both for itself and on behalf of the Designee) and the Sellers, as the case may be, hereby waive any such right to deduct, set-off or counterclaim.

Article 4 – Conditions Precedent

4.1	Conditions Precedent to Closing

4.1.1	The respective obligations of the Purchaser and the Sellers to perform the Closing and consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or legitimate waiver by both Parties) at or prior to the Closing Date of the following conditions precedent (collectively, the “Conditions Precedent”):

(i)	No Order. There shall be no Order by any Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated hereby.

(ii)	No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date hereof.

(iii)	Waiting Periods. All required filings as per following Section 4.2 will have been made and all waiting periods under the relevant Competition Laws applicable to such filings will have expired or the relevant Antitrust Approvals will have been obtained.

(iv)	Sellers’ Deliveries. The Penta Broker Certificate shall have been delivered to the Purchaser.

4.1.2	Each of the Parties undertakes to the other Party to: (a) use commercially reasonable endeavors to satisfy the Condition Precedent provided for under Section 4.1.1(iii) as soon as practicable following the date of this Agreement; and (b) to disclose (promptly after becoming aware of it) to the other Party anything which will, or is reasonably likely to, prevent any of the Conditions Precedent from being satisfied.

4.1.3	Each of the Parties shall abstain, and shall procure its respective Affiliates to abstain, from any action or omission which would have the effect of delaying,

impairing or impeding the fulfilment of the Conditions Precedent by the Longstop Date. Neither of the Parties shall, and each of the Parties shall cause its respective Affiliates not to, make any transaction that would reasonably be expected to materially delay the satisfaction of the Conditions Precedent or adversely affect the consummation of the transactions contemplated hereby.

4.2	Procedure for Antitrust Approvals

4.2.1	As soon as practicable following the date of this Agreement, but in no event later than 10 (ten) Business Days following the date of this Agreement (subject to the Sellers complying with Section 4.2.2), the Purchaser (and if required by applicable Competition Laws, the Sellers) shall duly and properly comply with all filing obligations with the Antitrust Authorities as required under the applicable Competition Laws, thus making or giving those filings, notices and requests for authorizations with or to the relevant Antitrust Authorities to obtain the Antitrust Approvals and shall use commercially reasonable efforts to expedite the review period by such Antitrust Authorities, subject to the Sellers complying with Section 4.2.2.

4.2.2	The Sellers shall reasonably cooperate, and cause the Company to cooperate, with the Purchaser by promptly providing the latter with any information that may be reasonably requested by the Purchaser for the purposes of filing or submitting the applications to obtain the Antitrust Approvals and in connection with any request for additional information or documents that the relevant Antitrust Authorities may make as a result of such filings or applications.

4.2.3	The Purchaser shall keep the Sellers regularly informed (including through e-mails and update conference calls by the Purchaser and its antitrust counsel with and to the Sellers and their antitrust counsel) about any material development in the processing of the filings, notices and requests for authorizations with and to any Antitrust Authority and promptly provide the Sellers with copies of all material documents concerning the filings with such Antitrust Authority, provided however that the Purchaser shall have no obligation to disclose to the Sellers any business secrets, competitively sensitive information or other privileged or confidential information in connection therewith.

4.2.4	To the extent practically possible, the Purchaser shall liaise in advance with the Sellers in relation to each material step of the procedure before the Antitrust Authorities and the Sellers may provide their comments and input, if any, to the Purchaser, which shall take them into due consideration. The Purchaser and the Sellers shall cooperate with each other in connection with any filing with the Antitrust Authorities regarding the transactions contemplated by this Agreement and in connection with resolving any investigation or other inquiry of any Antitrust Authority under applicable Competition Laws with respect to any such filing. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted in the context of proceedings pending before any Antitrust Authority.

4.2.5	Each of Purchaser and Sellers will use their commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Antitrust Authority with respect to any filing made under the terms hereof or the transactions contemplated by this Agreement. In this regard, if any legal proceeding is instituted (or threatened to be instituted) asserting that any transaction contemplated by this Agreement is in violation of any Competition Laws, each of Purchaser and Sellers will cooperate and use their commercially reasonable efforts to contest and resist any such legal proceeding, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, conditions or restricts consummation of the transactions contemplated hereby, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Purchaser and Sellers decide that litigation is not in their respective best interests.

4.2.6	Without limiting the foregoing and subject to compliance by the Parties with the terms of Section 4.2.5, the Purchaser agrees to comply at its own cost with any requirement or condition imposed by any Antitrust Authority to authorize the consummation of the transactions contemplated by this Agreement, including divestitures of assets or businesses of any of the Group Companies, provided however that the Purchaser shall never be required to comply with requirements or conditions that would have a material adverse effect on the profitability of the Group Companies.

4.3	Waiver of the Conditions Precedent; Longstop Date

4.3.1	The Conditions Precedent under items (i) to (iii) of Section 4.1.1 above are provided in the interest of both Parties. Therefore any such Condition Precedent can only be waived by a notice to such effect being given by both Parties no later than the Closing Date. The Condition Precedent under item (iv) of Section 4.1.1 above is provided in the interest of the Purchaser and as such it can only be waived by a notice to such effect being given by the Purchaser no later than the Closing Date.

4.3.2

In case the Conditions Precedent provided under Sections 4.1.1(iii) and/or 4.1.1(iv) are not satisfied (or legitimately waived in writing to the extent permitted by applicable Law) by July 31, 2016 (the “Longstop Date”), either Party shall have the right to terminate and withdraw from this Agreement by giving written notice to the other Party at any time after the fifth Business Day following the Longstop Date (subject however to the provisions set forth in the following sentence of this Section 4.3.2), without incurring any liability to such other Party in this respect, without prejudice however to any other right or remedy that each of the Parties may have pursuant to this Agreement in case of breach by the other Party of its obligations hereunder, including the right to claim damages for the other Party’s breach of any of its obligations as set forth in this Article 4. Notwithstanding the foregoing, in case the Conditions Precedent provided under Sections 4.1.1(iii) and/or 4.1.1(iv) are not satisfied (or legitimately waived in writing to the extent permitted by applicable Law) by the Longstop Date, either Party (if it so elects) will be entitled to give written notice to the other Party, not later than the fifth Business Day following the Longstop Date, to the effect that this Agreement remains in full force and effect, and the obligations of the Purchaser and the Sellers under this Agreement continue to be binding upon them, for an additional period of 3 (three) months following the Longstop Date.

4.3.3	In case of termination of this Agreement pursuant to Section 4.3.2, both Parties shall be released from any and all of their obligations hereunder, except only for those set forth under Article 10 (Governing Law; Arbitration and Jurisdiction), Section 11.1 (Notices), Section 11.2 (Confidentiality), Section 11.3 (Public Announcements) and Section 11.10 (Expenses), without prejudice however to the right to damages of the non-defaulting Party if such Condition Precedent is not satisfied due to the failure by the other Party to comply with its obligations as set forth in this Agreement.

Article 5 – Covenants

5.1	Conduct of the Business in the Interim Period

5.1.1	Except as contemplated by this Agreement or otherwise approved in writing by the Purchaser, the Sellers shall procure that Penta, and shall use all their best efforts to procure that the Company and the Subsidiaries, in the period between the date hereof and the Closing Date, conduct their business and carry out their operations in the ordinary course, consistent with past practice, and refrain from taking any action which may have a material adverse effect on their business, operations and organization.

5.1.2	In particular, without prejudice to the generality of the preceding Section 5.1.1, the Sellers (a) shall not, and shall cause Penta, the Company and the Subsidiaries not to, sell, transfer, assign, pledge, encumber, dispose of or take any other action that would result in any Lien being created on the Penta Shares, the Bolzoni Majority Stake or any of the shares or other equity interests in the Subsidiaries, and (b) shall procure that Penta, and shall use all their best efforts to procure that the Company or any of the Subsidiaries, in the period between the date hereof and the Closing Date, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld taking into consideration the interest of the Group Companies), shall not:

(i)	incur or authorize capital expenditures in excess of EUR 500,000 per transaction and EUR 1,000,000 in the aggregate in any given month;

(ii)	acquire, sell, transfer or otherwise dispose of any shares or other equity interests in other companies (including Bolzoni), real property, fixed assets, intellectual property, businesses or divisions; or merge or consolidate with or into any company or other entity or enter into joint venture agreements or generally perform any extraordinary transaction;

(iii)	lease or sublease, or permit any Lien to be created on, any of its real property or personal property;

(iv)	incur any liability or debt to any third party in excess of EUR 1,000,000, other than trade payables incurred in the ordinary course of business, consistent with past practice;

(v)	issue any stock, equity interest, bonds or other securities (including any equity or debt securities of any kind) or grant any option or issue any warrant to purchase or subscribe for any of such securities or issue any securities convertible into such securities or otherwise amend any of its organizational documents;

(vi)	except as required by applicable Law, collective labor agreement (as it may be further amended pursuant to Section 5.1.3) or employment contract (x) amend the employment contracts or collective labor agreements applicable to its employees; (y) make or announce any increase in wages, salaries, compensations, bonuses, incentives, pensions or other benefits applicable to its employees; (z) hire additional personnel other than the Employees;

(vii)	initiate, abandon or settle disputes or litigation having a value exceeding EUR 200,000;

(viii)	pay or distribute any dividend or profit or equity reserve or repurchase or redeem any shares of its capital stock;

(ix)	enter into any Material Contract or amend, renew or terminate any existing Material Contract other than in the ordinary course of business and consistent with past practice;

(x)	enter into any transaction or agreement with any of the Sellers or any of their Affiliates;

(xi)	enter into any non-compete, non-solicitation or similar restrictive covenants, other than as contemplated hereby;

(xii)	agree to do any of the foregoing,

provided however that the materiality thresholds set forth in items (i), (iv) and (vii) above shall exclusively apply to the Group Companies and not to Penta for which the negative covenants set forth in items (i), (iv) and (vii) above shall be absolute and not subject to any materiality threshold.

5.1.3

For the avoidance of any doubt, the Sellers shall not be liable hereunder towards the Purchaser if, in the period between the date hereof and the Closing Date, any of the Sellers or the Group Companies takes any of the following actions: (a) negotiate and execute with the relevant trade unions the collective labor agreement applicable to the Company which is up for renewal, according to the terms presently under discussion or (b) execute any amendment agreement to the D&O insurance policy in order to amend its terms and extend the relevant duration, provided that doing so does not result in a material increase in the policy’s cost.

5.1.4	Notwithstanding the provisions of Section 5.1.2 and subject to Sections 4.3 and 5.7, it remains understood that, in the event the Closing does not take place, the Sellers shall not be liable hereunder towards the Purchaser if, in the period between the date hereof and the Closing Date, the Sellers, Penta or any of the Group Companies take any actions, or abstain from taking any action, and as a result adversely affect any of the Group Companies’ respective businesses.

5.1.5	In the period between the date hereof and the Closing Date, the Sellers shall not, and shall cause Penta not to, disclose to any third party any relevant information about the transactions contemplated hereby or any future plans or prospects of the Group Companies’ business operations or organization following the Closing, beside the information contained in the press release which will be issued concurrently with the execution of this Agreement as per Section 11.3, without previously consulting with the Purchaser and subject to seeking counsel as to applicable legal constraints and disclosure restrictions.

5.2	Certain Actions Before Closing

5.2.1	The Sellers shall:

(i)	resign from their offices as directors of Penta effective as of the Closing Date;

(ii)	limited to (x) Emilio Bolzoni, resign from his offices as director and chairman of the board of directors of the Company effective as of the Closing Date; (y) Franco Bolzoni, Paolo Mazzoni and Pier Luigi Magnelli, resign from their offices as directors of the Company effective as of the Closing Date; and (z) Roberto Scotti, resign (but only if requested by the Purchaser) from his offices as director and managing director (“amministratore delegato”) of the Company effective as of the later of April 30, 2016 and the date of the next shareholders’ meeting of the Company, subject to the Closing having taken place;

(iii)	use their best efforts to cause the remaining four directors of the Company (namely Karl-Peter Staack, Claudio Berretti, Patrizia Rossi and Elena Zanconti) to resign effective as of the later of April 30, 2016 and the date of the next shareholders’ meeting of the Company, subject to the Closing having taken place;

(iv)

use their best efforts to cause (x) the permanent and alternate members of Penta’s supervisory board to resign effective as of the Closing Date; and, but only if the Closing takes place on or after April 4, 2016, (y) the permanent and alternate members of the Company’s supervisory board to resign effective as of the later of April 30, 2016 and the date of the next shareholders’ meeting of the Company;

(v)	resign from their offices as directors of the Subsidiaries effective as of the Closing Date; and

(vi)	use all reasonable efforts to cause the other directors of the Subsidiaries to resign effective as of the Closing Date.

5.2.2	The Sellers shall:

(i)	in connection with their own resignations as per items (i), (ii) and (v) of Section 5.2.1, deliver to the Purchaser on or prior to Closing the Resignation Letters; and

(ii)	use their best efforts to cause all resigning individuals other than themselves that are referred to in items (iii), (iv), (v) and (vi) of Section 5.2.1 above to deliver to the Purchaser on or prior to Closing the Resignation Letters.

5.2.3	The Sellers shall procure that:

(i)	a board of directors meeting of the Company be duly convened and be held on the Closing Date to (x) appoint, pursuant to Article 2386 paragraph 1 of the Italian Civil Code and in compliance with Section 6.1.2(ii)(b) below, four new directors of the Company to replace those resigning as per Section 5.2.1(ii) and (y) take the applicable actions set forth in Section 6.1.2(ii)(b) below, in which regard the Purchaser shall designate the four individuals to be appointed as per item (x) above by giving notice to the Seller’s Representative no later than three Business Days prior to the Closing Date; and

(ii)	a Penta shareholders’ meeting be held on the Closing Date to (x) appoint, in compliance with Section 6.1.2(ii)(c) below, a new board of directors and, if possible, a new supervisory board of Penta to be composed of those individuals that the Purchaser shall designate by giving notice to the Seller’s Representative no later than three Business Days prior to the Closing Date, and (y) release and discharge, to the maximum extent permitted under applicable Law and in compliance with Section 6.1.2(ii)(c) below, all the resigning individuals from and against any and all liabilities arising from their holding the offices as, respectively, directors and supervisory board members of Penta up to the Closing Date, except in case of fraud or willful misconduct, provided that such Penta shareholders’ meeting resolution shall be in the form of Annex 6.1.2(ii)(c).

5.2.4	As soon as practicable following the date hereof and in any case prior to the Closing Date, the Sellers shall:

(i)	duly execute the Sellers’ Waivers and shall deliver them to the chairman of Penta’s board of directors and to the Purchaser pursuant to article 7 of Penta’s by-laws;

(ii)	cause Penta’s board of directors to approve the Penta Board Approval and to deliver it to each of the Sellers and to the Purchaser pursuant to article 7 of Penta’s by-laws;

(iii)	promptly approach the lenders under the terms of the loan agreements entered into by the Company and identified in Annex 1.3(B) along with a representative of the Purchaser, and request them to issue the Lender Waivers as soon as practicable and possibly before the Closing Date, provided that the Purchaser will cooperate as appropriate with the Sellers in this process;

(iv)	obtain the Sellers’ Bank Guarantee to be delivered to the Purchaser on the Closing Date;

(v)	cause the Penta Broker Certificate to be duly issued in order for Sellers to deliver it to the Purchaser on the Closing Date;

(vi)	(A) cause a Penta shareholders’ meeting to be held prior to the Closing Date to (x) approve the Penta Financial Statements and (y) approve new Penta by-laws such that Penta’s board of directors may be composed of three to five directors and (B) vote in favor of the resolutions under (A)(x) and (A)(y) above; and

(vii)	procure that the Penta Financial Statements be audited by Penta’s auditor.

5.2.5	Prior to the Closing Date, the Sellers shall procure that (i) the disclosure to CONSOB and the market of the entity owning the Bolzoni Majority Stake be updated such that it refers to Penta as opposed to “Penta Holding S.r.l.” and (ii) Penta’s by-laws be amended so that it allows the appointment of a number of directors ranging from three to five.

5.3	No Indebtedness Toward Sellers or Intercompany Agreements

The Sellers shall take appropriate actions to procure that, as at the Closing Date, (i) no indebtedness is owing by Penta, the Company or any of the Subsidiaries to any of the Sellers or their Affiliates and (ii) all agreements or contracts between any of Penta and/or the Group Companies, on the one hand, and any of the Sellers or their Affiliates, on the other hand, be forthwith terminated with no surviving liability of either party thereto to the other.

5.4	Non-Compete

For good and valuable consideration that has been agreed upon between the Parties and included in the Purchase Price (or the Adjusted Purchase Price, as the case may be), until the third anniversary of the Closing Date, none of the Sellers shall, and the

Sellers shall cause their Affiliates not to, directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be related or otherwise affiliated in any manner with, any business (or entity performing a business) similar to the business operated by the Company and/or any of the Subsidiaries in any country where the Company or the Subsidiaries currently conduct business, provided however that the foregoing shall not prohibit any of the aforesaid Persons from owning, as a passive investment, less than 2% of the outstanding equity of any publicly-traded entity.

5.5	Non Solicitation

Until the second anniversary of the Closing Date, none of the Sellers shall, and the Sellers shall cause their Affiliates not to, directly or indirectly, solicit for purposes of employment, offer to hire, entice away, or enter into any employment contract or similar contract with any employee of Penta, the Company or any of the Subsidiaries or otherwise solicit, induce or encourage any such person to discontinue or cancel any employment or similar relationship (contractual or otherwise) with Penta, the Company or any of the Subsidiaries (other than through general advertising or other general solicitation not targeted to Penta, the Company or any of the Subsidiaries) without the Purchaser’s prior written consent.

5.6	Standstill

Until the earlier of (i) the delisting of the Bolzoni Shares from the ISE, if any, and (ii) the first anniversary of the Closing Date, none of the Sellers shall, and the Sellers shall cause their Affiliates not to, directly or indirectly, (i) purchase or otherwise acquire any Bolzoni Shares or enter into any derivatives thereon or (ii) engage in any transaction involving Penta, the Company or any of the Subsidiaries other than as expressly contemplated by this Agreement.

5.7	Further Assurances.

Subject to the terms and conditions hereof, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and effect the transactions contemplated by this Agreement.

Article 6 – Closing

6.1	Closing

6.1.1	Subject to the satisfaction of the Conditions Precedent or legitimate waiver thereof by the Party or Parties in whose interest they are provided for as per Section 4.3.1, the Closing shall take place on (a) the later of (x) April 1, 2016 and (y) the fifth Business Day following the date when the Condition Precedent set forth in Section 4.1.1(iii) (i.e. the Antitrust Approvals) is satisfied or (b) on such other date as the Parties may agree upon in writing (the “Closing Date”). The Closing shall take place at 9:00 a.m. Central European Time in Milan, Italy, at the offices of Jones Day, Via Turati, 16/18, or at such other place or time as the Parties may mutually agree upon in writing.

6.1.2	At Closing, in addition to any other activity to be performed or any other document to be executed and exchanged between the Parties in order to give full effect to the transactions contemplated by this Agreement, the Sellers and the Purchaser shall carry out the following actions in the same order as indicated below:

(i)	the Sellers and the Purchaser shall exchange evidence of the satisfaction of the Condition Precedent set forth in Section 4.1.1(iii);

(ii)	the Sellers shall:

(a)	deliver, or cause to be delivered, to the Purchaser (a.1) the Resignation Letters, (a.2) the Sellers’ Waivers, (a.3) the Penta Board Approval, (a.4) the Sellers’ Bank Guarantee, (a.5) the Penta Broker Certificate and (a.6) the Sellers’ Closing Certificate;

(b)	cause the board of directors of the Company that will meet as per Section 5.2.3(i) to:

(I)	appoint, pursuant to Article 2386 paragraph 1 of the Italian Civil Code, the four individuals to be designated by the Purchaser pursuant to Section 5.2.3(i) as new directors of the Company to replace those resigning as per Section 5.2.2(i); and

(II)	if the Closing takes place at any time between April 1 and April 4, 2016: to (a) call the Company’s shareholders’ meeting to be held within the next 45 days to appoint the Company’s new board of directors and (b) grant one or more of the newly appointed directors as per the preceding item (I) the broadest powers to issue the notice of call of such Company’s shareholders’ meeting; or

(III)	if the Closing takes place after April 4, 2016: (a) call the Company’s shareholders’ meeting to be held within the next 45 days to appoint the Company’s new board of directors and new board of statutory auditors and (b) grant one or more of the newly appointed directors as per the preceding item (I) the broadest powers to call such Company’s shareholders’ meeting;

(c)	cause the Penta shareholders’ meeting that will meet as per Section 5.2.3(ii) to:

(I)	appoint those individuals to be designated by the Purchaser pursuant to Section 5.2.3(ii) as directors and, if applicable, supervisory board members of Penta to replace those resigning as per Sections 5.2.1(i) and 5.2.1(iv); and

(II)	release and discharge, to the maximum extent permitted under applicable Law, the resigning directors and, if applicable, supervisory board members from and against any and all liabilities arising from their holding the offices as, respectively, directors and supervisory board members of Penta up to the Closing Date, except in case of fraud or wilful misconduct;

provided that such Penta shareholders’ meeting resolution shall be in the form of Annex 6.1.2(ii)(c);

(d)	endorse, pursuant to Article 2355 of the Italian Civil Code, before an Italian notary public to be designated by the Purchaser, the certificates representative of all of the Outstanding Penta Shares to the Purchaser, free and clear of any Lien and take all necessary actions and execute all necessary instruments and/or documents to procure the valid and effective transfer of title to the Outstanding Penta Shares to the Purchaser, free and clear of any Liens, effective as of the Closing Date;

(e)	deliver to the Purchaser:

(I)	the certificates representative of (x) all of the Outstanding Penta Shares, duly endorsed in favor of Purchaser as per item (d) above, and (y) all of the Penta Treasury Shares;

(II)	the shareholders’ ledger and the other corporate and accounting books of Penta, provided that Sellers shall procure that all the corporate and accounting books of each of the Group Companies be held at the offices of the relevant Group Company;

(iii)	the Purchaser shall:

(a)	pay the Purchase Price or the Adjusted Purchase Price, as the case may be, to the Sellers in accordance with the terms set forth in Section 3.1 and Section 3.2 above and in Annex 3.2 hereto;

(b)

deliver to the Sellers’ Representative a letter in the form of Annex 6.1.2(iii)(b) whereby the Purchaser shall, and shall cause its Designee and Penta to, release and discharge, to the maximum extent permitted under applicable Law, the resigning directors and, if applicable, supervisory board members of both

Penta and the Company from and against any and all liabilities arising from their holding the offices as, respectively, directors and supervisory board members of Penta and of the Company up to the Closing Date, except in case of fraud or willful misconduct; and

(c)	take all necessary actions and execute all necessary instruments and/or documents to procure the valid and effective transfer of the Outstanding Penta Shares to the Purchaser, free and clear of any Liens, effective as of the Closing Date.

6.2	One Transaction

The Parties acknowledge and agree that all actions and transactions constituting the Closing pursuant to Section 6.1 above, notwithstanding their plurality, shall be regarded as one single transaction, so that no such actions or transactions shall be deemed to have taken place unless and until all other actions and transactions constituting the Closing shall have taken place as provided in Section 6.1.

Article 7 – Representations and Warranties of the Sellers

7.1	Representations and Warranties of the Sellers

The representations and warranties of the Sellers contained in this Section 7.1 shall be true and correct as of the date hereof and, without prejudice to Section 7.4, shall be true and correct as of the Closing Date:

7.1.1	Organization; Power and Authority; Enforceability

Each of Penta and the Group Companies is a company duly organized, validly existing and in good standing under the Laws of its country of incorporation or of organization and has full power and authority to conduct its business as presently conducted. Schedule 7.1.1 contains a complete list of all of the Subsidiaries’ (i) directors and (ii) shareholders other than the Company or other Group Companies.

Each of the Sellers has full power and authority to (i) execute and deliver this Agreement; (ii) consummate the transactions and perform such Seller’s obligations contemplated hereby; and (iii) validly own and freely dispose of the Outstanding Penta Shares.

None of the Sellers is or has been married in a community property (“comunione dei beni”) regime.

This Agreement has been duly executed and delivered by each of the Sellers and constitutes a legal, valid and binding obligation enforceable against each such Seller in accordance with its terms.

7.1.2	Consents

Other than the Antitrust Approvals, no application to, or consent or approval by, or filing with, or Authorization and other requirements by, any Governmental Authority set forth in any Law or contract which must be obtained, made or satisfied in connection with the execution, delivery and performance by the Sellers of this Agreement and the consummation by them of the transactions contemplated hereby is required.

7.1.3	No Conflict

Neither the execution and delivery of this Agreement nor the performance or consummation of the transactions contemplated hereby by any of the Sellers will conflict with, result in a breach of, constitute a default under or accelerate the performance of any obligation set forth in:

(i)	any applicable Law, Order or Authorization to which any of the Sellers may be subject;

(ii)	any contract, agreement, commitment, instrument or third party consent to which any of the Sellers is a party or by which any of the Sellers is bound and which relates to, or imposes any restrictions upon the ability of any of the Sellers to transfer, the Outstanding Penta Shares; or

(iii)	organizational documents, corporate resolutions or other governing instruments of Penta and/or the Company.

7.1.4	Shares; No Other Shares; Title to Shares

The Penta Shares are duly authorized, validly issued, outstanding and fully paid in and represent 100% of the total Penta Shares, on a fully diluted basis.

Except for the Outstanding Penta Shares, none of the Sellers owns any other Penta Shares or shares or other securities of Penta.

The acquisition of the Penta Treasury Shares was validly authorized by an appropriate resolution of Penta’s shareholders’ meeting and the Penta Treasury Shares were validly and effectively acquired by Penta in compliance with the requirements set forth by applicable Law and the terms of the above mentioned Penta’s shareholders’ meeting resolution. Penta has fully and timely paid the price for the acquisition of the Penta Treasury Shares to all the Penta shareholders that sold them to Penta and these have nothing to claim from Penta for any reason in connection therewith.

Penta has full and exclusive ownership and good, valid and marketable title (legal and beneficial) to the Penta Treasury Shares, free and clear of any Lien.

The Sellers have full and exclusive ownership and good, valid and marketable title (legal and beneficial) to the Outstanding Penta Shares, free and clear of any Lien. Upon completion of the Closing as per Article 6 above, the Purchaser will acquire full and exclusive ownership and good, valid and marketable title (legal and beneficial) to all the Outstanding Penta Shares, free and clear of any Lien.

All of the Bolzoni Shares being part of the Bolzoni Majority Stake are duly authorized, validly issued, outstanding, listed on the ISE and fully paid in and the Bolzoni Majority Stake represents approximately 50.4% of the Bolzoni Shares, on a fully diluted basis.

Penta has full and exclusive ownership and good, valid and marketable title (legal and beneficial) to the Bolzoni Majority Stake, free and clear of any Lien. Except for the Bolzoni Majority Stake neither Penta neither of the Sellers or their Affiliates own any other Bolzoni Shares or other securities of the Company.

Each of the Company and the relevant Subsidiaries has full and exclusive ownership of, and good, valid and marketable title to, the equity interests in the Subsidiaries as set forth in Annex E.1, free and clear of any Lien. The Company does not own, directly or indirectly (including through the Subsidiaries), any equity interest or investment in any Person other than the Subsidiaries and the legal entities identified in Annex E.2.

7.1.5	No Options

There are no options, warrants, conversion or subscription rights, agreements, contracts, third party rights or commitments of any kind obligating any of the Sellers, Penta, the Company or any of the Subsidiaries, conditionally or otherwise, to issue, sell or transfer any shares of capital stock (including any of the Penta Shares and/or the Bolzoni Shares) or other equity interests, or any instrument convertible into or exchangeable for any such share or equity interest.

7.1.6	Litigation Affecting Sellers

There are no actions, disputes, litigation or proceedings pending or threatened in writing against, relating to or affecting any of the Sellers or any of their assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting, making illegal or negatively affecting the consummation by any of the Sellers of any of the transactions contemplated by this Agreement.

7.1.7	Bolzoni Treasury Shares; No Relevant Purchases

During the previous twelve (12) months, the Company has not repurchased in any way any Bolzoni Shares other than the Bolzoni Treasury Shares and, in repurchasing the Bolzoni Treasury Shares, the Company (i) has acted in compliance with the requirements set forth by applicable Law and the terms of the Company’s shareholders’ meeting resolution that authorized the buyback; and (ii) has not paid a price per share in excess of EUR 4.30 (four/30) (or such lesser per share price applicable in case of the Reduced Bolzoni Majority Stake Valuation).

None of the Sellers or Penta has purchased or otherwise acquired any Bolzoni Shares in the previous twelve (12) months for a price per share in excess of EUR 4.30 (four/30) (or such lesser per share price applicable in case of the Reduced Bolzoni Majority Stake Valuation).

7.1.8	Financial Statements; No Undisclosed Liabilities; No Distributions

Penta’s draft financial statements as at December 31, 2015, comprising balance sheet, income statement and explanatory notes as well as directors’ report, which have been approved by Penta’s board of directors on February 12, 2016 and will be approved by Penta’s shareholders’ meeting and audited by Penta’s auditor, in each case prior to the Closing Date, are attached hereto as Schedule 7.1.8 (the “Penta Financial Statements”). Each of the Penta Financial Statements and the Bolzoni Financial Statements (i) have been properly and accurately prepared in accordance with applicable Law and Accounting Principles, consistently applied, and (ii) provide a true and fair view of the assets and liabilities, financial conditions and results of operations of, respectively, Penta and Bolzoni as of the date and for the period indicated therein.

Neither Penta nor any of the Group Companies has any material liabilities of a nature required by the Accounting Principles to be disclosed on a balance sheet except for (i) those incurred in the ordinary course of business, consistent with past practice, subsequent to the reference date of the Penta Financial Statements or the Bolzoni Financial Statements, respectively, and (ii) those set forth or reserved against in the Penta Financial Statements or the Bolzoni Financial Statements, respectively.

The loan agreement no. 00022/9000/00007891 that was entered into on March 30, 2015 by and between Cassa di Risparmio di Bologna S.p.A., as lender, and Penta, as borrower, has been entirely repaid by Penta before the date hereof and the lender thereunder has nothing to claim from Penta or any of the Group Companies in connection therewith.

The aggregate amount outstanding as at the date hereof under the Penta Credit Facilities is EUR 608,614 (six hundred eight thousand six hundred fourteen/00) plus interest. Neither of the Penta Credit Facilities provides for any change of control clause and each of the Penta Credit Facilities can be prepaid in whole or in part, at Penta’s discretion.

Since the reference date of the Penta Financial Statements, Penta has not resolved upon the distribution of any profits or equity reserves to any of the Sellers or any other Person, nor has it paid any dividends or equity distributions to any of the Sellers or any other Person.

On the Closing Date, there shall not be any indebtedness owing by Penta, the Company or any of the Subsidiaries to any of the Sellers or their Affiliates.

The principal amount of all of the Pisani Bonds that were outstanding as at October 1, 2015, are outstanding as at the date hereof and will be outstanding as at the Closing Date is EUR 2,200,000. Penta has not issued and will not issue, nor does any Person other than Penta have the right to demand or cause the issue by Penta of, any bonds other than the Pisani Bonds. The board of directors of Penta is entitled in its own discretion to prepay, in whole or in part, the Pisani Bonds in one or more instances at any time before May 31, 2020 without triggering any prepayment penalty or cost to Penta.

7.1.9	Compliance with Laws; Public Filings and Disclosure

Each of Penta and the Group Companies (i) has operated and is in compliance in all material respects with all applicable Laws and necessary Authorizations and (ii) has all Authorizations required to conduct its business as currently conducted, which Authorizations are all in full force and effect and may not be revoked, terminated, suspended or modified as a result of the consummation of the transactions contemplated hereby.

All of Penta’s books, records and accounts are complete and accurate and have been maintained in compliance with applicable Law and with Penta’s by-laws. None of such books, records and accounts has been intentionally misstated in any respect, and no notice that any of such books, records and accounts is incorrect or should be rectified has been received by Penta.

None of Penta or the Group Companies nor any of their respective directors, officers and employees has, directly or indirectly, (a) made, procured, promised or authorized any unlawful payment in any form or unlawful benefit to any Governmental Authority or to any individual who (i) serves as an official for or acts on behalf of any Governmental Authority or (ii) falls within the scope of Article 2635 of the Italian Civil Code; (b) requested, been promised or accepted any unlawful payment or benefit; or (c) established or maintained for purposes of any such unlawful payment or benefit any funds or assets that have not been properly recorded in the books and records of Penta or the Group Companies, as the case may be.

Each of the Group Companies is in compliance, and over the last three (3) years has been in compliance, with applicable export control regulations and other regulations imposing trade restrictions or sanctions.

Each of Penta and the Company has timely complied with all applicable filing and disclosure requirements set forth in the Italian Securities Regulations, including in connection with privileged information, and all such filings and disclosures are true and correct.

7.1.10	Subsequent Events

Since the reference date of the Penta Financial Statements to the date hereof, Penta and the Group Companies have operated their businesses in the ordinary course, consistent with past practice, and there has been no Material Adverse Effect.

7.1.11	Employees

Schedule 7.1.11(A) sets forth the number of employees (broken down by seniority class and type of employment contract) employed by the Company and each of the Subsidiaries (collectively, the “Employees”). Penta does not employ any employees.

None of the executives (“dirigenti”) of the Company has given notice that he or she intends to retire or terminate his/her employment relationship with the Company.

None of Penta, the Company or any of the Subsidiaries is bound by any Order pursuant to which they are obligated to hire any Person and/or to reinstate in their position Persons that had been previously been employees of Penta, the Company or any of the Subsidiaries and subsequently terminated. The Employees are the only employees of the Company and the Subsidiaries and no Person can successfully claim to be recharacterized as an employee of Penta, the Company or any of the Subsidiaries.

Schedule 7.1.11(B) contains a list and summary description of all plans, funds, programs, policies or commitments that provide any welfare, pension, incentive, stock options or other benefits to the Employees other than those required by applicable employment Laws or collective labor agreements.

7.1.12	Material Contracts; Intercompany Agreements

Each Material Contract is in full force and effect, and is a valid and binding agreement of Penta or the applicable Group Company, enforceable by or against Penta or such Group Company in accordance with its terms. Each of Penta and the Group Companies have performed in all material respects the obligations required to be performed by them under the Material Contracts and there is no default or breach by Penta or the Group Companies of any material obligation to be performed or paid by any of them under any Material Contract. None of the Material Contracts of Penta or of the Company other than those set forth in Schedule 7.1.12, contains any change of control provision or other clause that entitles the other parties thereto to terminate, withdraw from or accelerate the performance of any of Penta’s or the Company’s obligations under any such Material Contract as a result of the consummation of any of the transactions contemplated hereby.

Tiger Technology (Hong Kong) Limited owns a 20% equity interest in Bolzoni Holding Hong Kong. The consideration to be paid by Tiger Technology (Hong Kong) Limited to the Company in case of exercise of the put option granted to Tiger Technology (Hong Kong) Limited on its 20% equity interest in Bolzoni Holding Hong Kong under the terms of that certain shareholders’ agreement entered into on September 1, 2011 by and among Bolzoni, Tiger Technology (Hong Kong) Limited and Bolzoni Holding Hong Kong is equal to five times Bolzoni Holding Hong Kong’s EBITDA minus Bolzoni Holding Hong Kong’s financial indebtedness, in each case at the time of the exercise of the put option.

Each of the parties to that certain investment agreement that was entered into by and between the Company and SIMEST S.p.A. in connection with Bolzoni’s far east Subsidiaries has duly and timely performed its obligations thereunder, including the Company’s obligation to increase Bolzoni Holding Hong Kong’s stated capital by the amount of USD 2,360,000.00 by June 30, 2015, and there is no default or breach by either party thereto of any material obligation to be performed or paid by either one of them thereunder.

Prior to the date hereof, the Company has exercised its put option for the sale to a third party of its 20% equity interest held in Xin Huaxin and has completed such sale and received full payment of the purchase price thereunder. Neither party to such transaction has anything to claim from the other in connection therewith. The Company has no outstanding liability, contingent or otherwise, toward the purchaser or any third party in connection with such a transaction.

On the Closing Date, all agreements or contracts between any of Penta and/or the Group Companies, on the one hand, and any of the Sellers or any of their Affiliates, on the other hand, shall have been terminated with no surviving liability of either party thereto to the other.

7.1.13	Intellectual Property

Penta (i) does not own any Intellectual Property, and (ii) is validly licensed to use all Intellectual Property of any other Person necessary to carry out its business as currently conducted.

The Company and each of the Subsidiaries owns all material Intellectual Property which is necessary to conduct its business as presently conducted. All Intellectual Property is exclusively owned by the Company or the relevant Subsidiaries, as the case may be, and is in full force and effect, free and clear of any Liens. Neither the Company nor any of the Subsidiaries has licensed or otherwise granted any right to any third party in respect of any such owned Intellectual Property. None of Penta, the Company or any of the Subsidiaries has infringed or is in material violation of any Intellectual Property of any other Person. There are no material infringements by others of the Intellectual Property owned by the Company or any of the Subsidiaries.

7.1.14	Litigation Affecting Penta or the Group Companies

Except as disclosed in Schedule 7.1.14 and in the Penta Financial Statements and the Bolzoni Financial Statements, there are no actions, disputes, litigation or proceedings pending or threatened in writing against Penta, the Company or any of the Subsidiaries for any reason or involving any of their assets or Authorizations before any court or arbitrator or any Governmental Authority whereby the relevant adverse party’s claim is individually in excess of EUR 50,000.00.

7.1.15	Tax

Each of Penta and the Group Companies has filed all Income Tax Returns and all other material Tax Returns that it was required to file. All such Tax Returns were true, correct, and complete in all material respects. All material Taxes due and owing by Penta and/or any of the Group Companies (whether or not shown on any Tax Return) have been paid. No written claim has been made within the past three years by an authority in a jurisdiction where Penta or any of the Group Companies does not file Tax Returns that Penta or any of the Group Companies is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Penta or any of the Group Companies. Both Penta and each of the Group Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. Adequate reserves for Taxes have been recorded in the Penta Financial Statements and in the Bolzoni Financial Statements under the Accounting Principles. All transactions with related parties carried out by Penta and by any of the Group Companies are at arm’s length and in line with market terms and practice and reflect a proper transfer pricing policy.

7.1.16	Environmental

Each of Penta and the Group Companies (i) is and has been, in the past five years, in compliance with applicable Environmental Laws and/or Authorizations and/or any undertaking to or request on the part of any Governmental Authority or other Person relating in particular to the protection of the environment or human health and safety and (ii) has validly been issued the relevant Authorizations, including operating permits, necessary to the operation of their sites and businesses.

There are no underground storage tanks and related pipes and equipment, whether active or abandoned, present at any of Penta’s or the Group Companies’ sites and there are no (a) asbestos or asbestos-containing materials, (b) polychlorinated biphenyls, or (c) urea-formaldehyde insulation present at any of the sites of Penta or any of the Group Companies in a condition that currently requires reporting, investment, assessment, cleanup, removal, remediation or any other type of response action by Penta or any of the Group Companies pursuant to applicable Environmental Laws.

None of Penta or the Group Companies has (x) emitted, spilled, leaked, deposited, stored or otherwise released into the air, soil, sub-soil, surface or groundwater, or any other media any Hazardous Substance, whether at its sites or off-site, or (y) disposed of, treated or discharged liquid or solid waste, including waste waters, in each case in any manner not consistent with or which could give rise to liability under Environmental Laws or Authorizations.

None of Penta or the Group Companies has received any summons, citation or written notice from any Person concerning any material violation or alleged material violation of Environmental Laws or Authorizations in connection with the conduct of their business or that, regardless of the source of the contamination, imposes on Penta or any of the Group Companies any cleanup, removal or other remedy obligation.

7.1.17	No Brokers

None of the Sellers has incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the purchase and sale of the Outstanding Penta Shares or any of the other transactions contemplated hereby, the payment of which can be validly claimed from the Purchaser, Penta, the Company or any of the Subsidiaries.

7.2	Survival

The representations and warranties made by the Sellers in Section 7.1 shall survive the Closing for a period of 24 (twenty four) months thereafter, except for the Sellers’ Fundamental Warranties and the Sellers’ representations and warranties set forth in Sections 7.1.15 (“Tax”) and/or 7.1.16 (“Environmental”), which shall survive until the expiration of the relevant statute of limitation periods.

7.3	No Additional Representations and Warranties

The Purchaser agrees and acknowledges that the Sellers’ warranties contained in Section 7.1 above are in lieu of all other warranties that are or may be provided under applicable Law and constitute all of the warranties made by the Sellers in connection with the purchase and sale of the Outstanding Penta Shares and any other transaction contemplated under this Agreement.

Anything to the contrary notwithstanding, the Sellers are not making to the Purchaser any representation or warranty, whether express or implied, other than those set forth in Section 7.1 above in connection with the transactions contemplated hereby.

In particular, irrespective of any other provision of this Agreement and without limiting the generality of all the foregoing, the Purchaser agrees and acknowledges that the Sellers do not, directly or indirectly, implicitly or explicitly, give any warranty or undertake any additional commitment (including any indemnification obligation) whatsoever other than as expressly set forth in Section 7.1 above, with respect to any financial or economic projections, estimates, analyses, budgets, business plans or management analyses or as to the future profitability, revenues, results of operations, cash flows, or financial or trading performance, conditions or prospects of any of Penta, the Company or its Subsidiaries.

7.4	Sellers’ Disclosure Schedules

From time to time prior to the third Business Day before Closing, the Sellers may update the Schedules to this Agreement or add new Schedules with respect to any matter arising following the date hereof that, if existing or occurring at the date of this Agreement, would have been required by this Agreement to be set forth or described in its Schedules; provided that the Sellers shall promptly notify the Purchaser of any matter set forth in any such update of the Schedules or new Schedule which is such as to trigger a Material Adverse Effect that would cause the Condition Precedent set forth in Section 4.1.1(ii) to not be satisfied at the Closing. If the Closing occurs notwithstanding the delivery to the Purchaser of a notice by the Sellers acknowledging that the Condition Precedent in Section 4.1.1(ii) would not be satisfied at Closing, then such Condition Precedent shall be deemed to have been waived by the Purchsaer.

Article 8 – Representations and Warranties of the Purchaser

8.1	Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Section 8.1 shall be true and correct both as of the date hereof and as of the Closing Date:

8.1.1	Organization; Power and Authority; Enforceability

The Purchaser is a company duly organized, validly existing and in good standing under the laws of Delaware, United States of America, and has full power and authority to conduct its business as presently conducted.

The Purchaser has full power and authority to execute and deliver this Agreement and to carry out the transactions and perform the Purchaser’s obligations contemplated hereby.

This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms.

8.1.2	Authorizations

Other than the Antitrust Approvals, no application to, or consent or approval by, or filing with, or Authorization and other requirements by, any Governmental Authority set forth in any Law or contract which must be obtained, made or satisfied in connection with the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby is required.

8.1.3	No Conflict

Neither the execution and delivery of this Agreement nor the performance or consummation of the transactions contemplated hereby by the Purchaser will conflict with, result in a breach of, constitute a default under or accelerate the performance of any obligation set forth in:

(i)	any applicable Law, Order or Authorization to which the Purchaser may be subject;

(ii)	any contract, agreement, commitment, instrument or third party consent to which the Purchaser is a party or by which the Purchaser is bound and which relates to, or imposes any restrictions upon the ability of the Purchaser to acquire, the Outstanding Penta Shares; or

(iii)	organizational documents, corporate resolutions or other governing instruments of the Purchaser.

8.1.4	Litigation Affecting Purchaser

There are no actions, disputes, litigation or proceedings pending or threatened in writing against, relating to or affecting the Purchaser or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting, making illegal or negatively affecting the consummation by the Purchaser of any of the transactions contemplated by this Agreement.

8.1.5	No Brokers

The Purchaser has not incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the purchase and sale of the Outstanding Penta Shares or any of the other transactions contemplated hereby, the payment of which can be validly claimed from any of the Sellers.

8.2	Survival

The representations and warranties made by the Purchaser in Section 8.1 shall survive the Closing for a period of 24 (twenty four) months thereafter, except for the representations and warranties in Sections 8.1.1 (“Organization; Power and Authority; Enforceability”) which shall survive until the expiration of the relevant statute of limitation periods.

8.3	No Additional Representations

Anything to the contrary notwithstanding, the Purchaser is not making to the Sellers any representation or warranty, whether express or implied, other than those set forth in Section 8.1 in connection with the transactions contemplated hereby.

Article 9 – Indemnification

9.1	Indemnification by the Parties

Each of the Sellers, on the one hand, and the Purchaser, on the other hand (the “Indemnifying Party”) shall indemnify, defend and hold harmless the other Party (which, in the case of the Purchaser will include Penta) (the “Indemnified Party”) from and against any and all Losses incurred by the Indemnified Party which would not have been so incurred:

(i)	had all representations and warranties made by the Indemnifying Party in this Agreement been true and correct; and/or

(ii)	had all of the covenants and obligations of the Indemnifying Party in this Agreement been duly complied with in all respects.

9.2	Time Limitations for Claims

The Indemnifying Party shall not be liable to the Indemnified Party:

(i)	under Section 9.1(i), in respect of any breach or inaccuracy of the representations and warranties referred to in Section 7.2 (if the Indemnifying Party are the Sellers) or in Section 8.2 (if the Indemnifying Party is the Purchaser) for which the relevant Notice of Claim is notified to the Indemnifying Party after the expiration of the applicable survival period as set forth therein; or

(ii)	under Section 9.1(ii), in respect of any breach of the covenants or obligations referred to therein for which the relevant Notice of Claim is notified to the Indemnifying Party after the expiration of the applicable statute of limitation periods, provided, however, that if a Notice of Claim (as defined in Section 9.5) is received by the Indemnifying Party prior to the expiration of the time limitations provided for under item (i) or (ii) above, the Indemnifying Party’s indemnification obligations in Section 9.1 shall survive the expiration of such time limitations until the relevant claim for indemnification has been satisfied or otherwise resolved pursuant to this Article 9.

9.3	Indemnification Obligations Independent

The Parties acknowledge and agree that (i) the indemnification obligations set forth in Section 9.1 are autonomous and independent obligations; (ii) none of the representations and warranties of the Parties shall be construed as or otherwise deemed to be a warranty for the purposes of Articles 1490 or 1497 of the Italian Civil Code, which provisions of Law shall not apply to any breach of any such representation or warranty hereunder; and (iii) any claim, right or remedy of any Party as an Indemnified Party under Section 9.1 with respect to any such breach of the representations and warranties shall not be subject to the statute of limitation (“prescrizione”) periods and forfeiture (“decadenza”) restrictions set forth in Article 1495 of the Italian Civil Code.

9.4	Monetary Limitations for Claims

9.4.1	If the Sellers are the Indemnifying Party, subject to Section 9.4.2 below, the Sellers shall not be liable to the Purchaser under Section 9.1(i):

(i)	if the sum that would be due in connection with any single event, or series of related events, giving rise to liability pursuant thereto does not exceed EUR 50,000 (fifty thousand) (any such sum, a “De Minimis”);

(ii)	until the aggregate of all amounts that would be due pursuant to Section 9.1(i) exceeds EUR 750,000 (seven hundred fifty thousand) (the “Basket”), provided however that, if the Basket is exceeded, the Sellers shall not be liable to the Purchaser for the full amount of all claims submitted pursuant to Section 9.1(i) but only for those in excess of the Basket; and

(iii)	for any amount in excess of a maximum aggregate liability of EUR 1,000,000 (one million) (the “Cap”), in consideration that any Purchaser’s claim for indemnification brought under Section 9.1(i) in excess of the Cap (or the portion of any such claim exceeding the Cap) shall be made and indemnified under the terms and subject to the conditions set forth in a warranty and indemnity insurance policy to be issued in favor of the Purchaser or the Designee and relating to the Sellers’ representations and warranties hereunder.

In light of the cover offered by, and notwithstanding the terms of, the warranty and indemnity insurance policy, in case of any non-payment of any valid claim under the warranty and indemnity insurance policy or any invalidity, expiry or termination of the warranty and indemnity insurance policy or insolvency of the insurer, the Purchaser:

(a)	expressly agrees that the maximum aggregate liability of the Sellers to the Purchaser in respect of any breach of the Sellers’ representations and warranties is, and shall not exceed in any way whatsoever, without prejudice however to Section 9.4.2, the amount of EUR 250,000.00; and

(b)	undertakes that it shall not make any claim against the Sellers for liability in respect of the Sellers’ representations and warranties in excess of the Cap, and shall only seek recovery in respect of such claims under the warranty and indemnity insurance policy, without prejudice however to Section 9.4.2.

9.4.2	Anything herein to the contrary notwithstanding, none of the De Minimis, Basket or Cap will apply to claims for indemnification (a) under Section 9.1(i), for breaches of the Sellers’ Fundamental Warranties and/or the Sellers’ representations and warranties set forth in Section 7.1.7; and/or (b) under Section 9.1(ii), for breaches of the Sellers’ covenants or obligations in this Agreement, provided that the Sellers’ liability in the cases set forth in (a) or (b) above will not exceed 100% of the Purchase Price or the Adjusted Purchase Price, as the case may be, subject however to Article 1229 of the Italian Civil Code.

9.4.3	If the Purchaser is the Indemnifying Party, the Purchaser shall not be liable to the Sellers (a) under Section 9.1(i), for any amount in excess of the Cap, except however in case of breaches of the Purchaser’s representations and warranties set forth in Section 8.1.1, in which case the Purchaser shall not be liable to the Sellers for any amount in excess of 100% of the Purchase Price or the Adjusted Purchase Price, as the case may be; and (b) under Section 9.1(ii), for any amount in excess of 100% of the Purchase Price or the Adjusted Purchase Price, as the case may be, subject however to Article 1229 of the Italian Civil Code.

9.4.4

The Indemnified Party shall not be entitled to recover from the Indemnifying Party any amount in respect of a claim for any Loss if and to the extent that such claim is based upon a liability which is contingent unless and until such liability becomes an actual liability, in which case the Indemnified Party shall be entitled to recover from the Indemnifying Party only such Loss that is determined on a final basis in an agreement in writing between the Parties or in an award issued pursuant to Section 10.2 below.

9.4.5	In the calculation of the Losses no reference whatsoever will be made to any multiples and ratios which the Parties may have used (including in other documents) for the purpose of determining the Purchase Price (or the Adjusted Purchase Price, as the case may be) or the Bolzoni Majority Stake Valuation (or the Reduced Bolzoni Majority Stake Valuation).

9.5	Notice of Claim

Whenever a claim arises for indemnification under Section 9.1 the Indemnified Party shall promptly notify in writing the Indemnifying Party of such claim of indemnity along with, when known, the facts constituting the basis thereof and the claimed amounts (any such notice, a “Notice of Claim”); provided, however, that in the event of a claim of indemnity resulting from or in connection with a claim by a third party (a “Third Party Claim”), the Indemnified Party shall give the relevant Notice of Claim to the Indemnifying Party not later than 10 (ten) Business Days prior to the time any response to the Third Party Claim is required, if possible, and in any event within 30 (thirty) Business Days following receipt of notice thereof, provided that failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure.

9.6	Dispute Notice

Upon receipt of a Notice of Claim, the Indemnifying Party shall have 30 (thirty) Business Days in which to dispute the relevant claim of indemnity by delivering written notice thereof to the Indemnified Party (a “Dispute Notice”), provided that if no Dispute Notice is delivered to the Indemnified Party by the end of such term, then the claim of indemnity submitted by the Indemnified Party shall be deemed to have been finally and irrevocably accepted by the Indemnifying Party and the Indemnifying Party shall pay the Indemnified Party the amounts requested in the Notice of Claim as per Section 9.10.

9.7	Amicable Resolution

If a Dispute Notice is timely received by the Indemnified Party as per Section 9.6, then, for a period of 30 Business Days following receipt of such Dispute Notice, the Parties will attempt to resolve any differences which they may have with respect to the matters indicated in the Dispute Notice and the relevant Notice of Claim. Upon resolving in writing the dispute in whole or in part, the Indemnifying Party shall pay the Indemnified Party the amounts thus agreed upon as per Section 9.10. If, at the end of such 30 Business Day period, the Indemnifying Party and the Indemnified Party fail to reach an agreement in writing with respect to all the matters indicated in the Dispute Notice and the relevant Notice of Claim, then all matters as to which agreement is not so reached may, thereafter, be submitted to arbitration pursuant to Section 10.2.

9.8	Third Party Claims

9.8.1	With respect to any Third Party Claim, the Indemnified Party shall control the defense thereof. The Indemnifying Party may participate, at its sole cost and expense and with counsel of its choosing reasonably satisfactory to the Indemnified Party, in the defense of such Third Party Claim. In such case, the Indemnified Party’s counsel will consult with the Indemnifying Party’s counsel in relation to the strategy for the defense and the Indemnified Party will take any recommendation of the Indemnifying Party’s counsel into due consideration.

9.8.2	The Indemnified Party shall properly and diligently defend any Third Party Claim. The Indemnified Party shall not make or accept any settlement of or acquiesce to such Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.

9.8.3	If a firm offer is made to the Indemnified Party to settle any Third Party Claim which the Indemnifying Party, but not the Indemnified Party, is willing to accept, then the Indemnified Party shall be free not to enter into such settlement and to commence or continue litigation, at its own expense, but the Indemnifying Party’s liability under Section 9.1 shall be limited to the amount of the proposed settlement.

9.9	Mitigation; No Duplication

9.9.1	The Indemnified Party shall use its best efforts to mitigate any Losses indemnifiable by the Indemnifying Party under Section 9.1.

9.9.2	If the same event which may give rise to indemnification by the Indemnifying Party under Section 9.1 also entitles the Indemnified Party to bring a separate claim against the Indemnifying Party, then there shall never be any duplication in the amounts to be paid by the Indemnifying Party in connection with any such event hereunder. The Purchaser shall not be entitled to recover any Losses or otherwise obtain restitution more than once in respect of the same Losses.

9.9.3	In calculating the amount of the Losses to be indemnified pursuant to this Agreement, the amount due by the Indemnifying Party to the Indemnified Party by way of indemnification pursuant to Article 9 shall be reduced by any amount that the Indemnified Party has actually received from any third party – including any insurance company – with reference to the specific matter which is the subject of the Notice of Claim.

9.9.4	If the Indemnifying Party pays the Indemnified Party an amount in discharge of any indemnifiable Losses pursuant to this Article 9, and the Indemnified Party subsequently receives from any third party an amount which is specifically referred to those same Losses, the Indemnified Party shall repay to the Indemnifying Party, as soon as reasonably practicable, an amount equal to the lesser of (i) the amount paid by the Indemnifying Party to the Indemnified Party in discharge of such Losses and (ii) the amount received by the Indemnified Party from such third party.

9.10	Payments of Indemnification

The Indemnifying Party shall pay any amounts due to the Indemnified Party under this Article 9 within 5 (five) Business Days from the date in which such amounts have become due and payable under the terms of this Article 9 through wire transfer of immediately available funds to the bank account designated by the Indemnified Party. The Sellers’ payment obligations to the Purchaser hereunder (should the Sellers be the Indemnifying Party) will be secured by the Sellers’ Bank Guarantee.

9.11	Exclusive Remedy

The Parties agree that the rights and remedies provided for in this Article 9 shall be in lieu of any other rights or remedies available to the Purchaser or the Sellers, as the case may be, under applicable Law or otherwise, however arising in connection with any breach of the representations, warranties, covenants and/or obligations of the Sellers or the Purchaser set forth in this Agreement, except only in case of fraud or willful misconduct. In particular, but without limitation to the generality of the foregoing, no breach by either Party of any of its representations, warranties, covenants or obligations set forth in this Agreement will give rise to the other Party’s right to rescind or terminate this Agreement, including under Article 1467 of the Italian Civil Code, in which regard the Parties agree that the remedies provided for therein shall not apply to this Agreement.

Article 10 – Governing Law; Arbitration and Jurisdiction

10.1	Governing Law

This Agreement and the rights and obligations of the Parties hereunder shall be governed by, and construed and interpreted in accordance with, the Laws of Italy, without regard to their conflict of law rules.

10.2	Arbitration

10.2.1	Any controversy, dispute or claim arising out of or in connection with this Agreement (including in relation to its existence, validity, effectiveness, interpretation, performance, breach, termination or enforceability) shall be exclusively referred to and resolved by binding arbitration under the “Rules of Arbitration and Conciliation of the International Chamber of Commerce” then in force.

10.2.2	For the purposes of appointing the arbitration panel, all of the Sellers shall be considered as a single Party and shall be entitled to collectively appoint only one arbitrator as per Section 10.2.3 below.

10.2.3

The panel of arbitrators will be composed of three members to be appointed as follows: each Party will appoint one arbitrator; the two arbitrators appointed by the Parties will then appoint a third arbitrator who shall chair the panel. In case (i) the third arbitrator is not appointed within 30 (thirty) days of the appointment of the latter of the two arbitrators appointed by the Parties or (ii) either one of the Parties fails to appoint its own arbitrator within 15 (fifteen) days of the notice of the appointment of the other Party’s arbitrator, then the third arbitrator and/or the arbitrator not appointed by either one of the Parties will be appointed by the ICC Court of Arbitration (the “ICC Court”) at the request of either Party. Each of the arbitrators appointed pursuant to this Section 10.2.3 shall be (x) an experienced arbitrator of disputes arising out of large, complex commercial transactions; (y) an Italy qualified lawyer who is fluent in English; and (z) unaffiliated, and without prior or current financial affiliations, with either Party.

10.2.4	The arbitrators shall resolve the dispute pursuant to the substantive Laws of Italy, without regard to conflict of law rules. The venue of the arbitration shall be Geneva (Switzerland) and the arbitration proceedings shall be conducted in English, in which regard all arbitrators shall be fluent in the English language.

10.2.5	Each Party shall bear its own costs and expenses incurred in connection with the arbitration proceedings. In the award, the arbitrators shall finally allocate the arbitration fees, costs and expenses between the Parties and, where necessary, shall order either one of the Parties to promptly reimburse the other Party for those advances paid by the latter (if any) which are in excess of such Party’s share of such fees, costs and expenses as finally allocated in the award.

10.2.6	The arbitrators shall render their final award within 120 (one hundred twenty) days of the appointment of the arbitration panel, subject to extension granted by both Parties or by the arbitrators upon substantial justification shown of extraordinary circumstances. In the award, the arbitrators will state the factual and legal basis therefor.

10.2.7	The award will be final and binding to the Parties and not subject to appeal or judicial review.

10.2.8	The Parties reserve the right to seek provisional or conservatory measures and injunctive relief from courts of competent jurisdiction in connection with matters submitted to arbitration pursuant hereto.

10.3	Jurisdiction

Without prejudice to the foregoing, the courts of Milan, Italy, shall have exclusive jurisdiction over any judicial proceedings (including the issuance of provisional or conservatory measures) howsoever related to this Agreement that may not be referred to arbitration under applicable Law.

Article 11 – General Provisions

11.1	Notices

Any and all notices or other communications set forth in, or relating to, this Agreement shall be in writing, in the English language, and shall be considered as sufficiently given or served if delivered by hand or sent by facsimile, with positive confirmation report, by international courier service or by registered mail, return receipt, in each case accompanied by a courtesy email to the following addresses:

If to the Sellers:

Emilio Bolzoni

In the capacity as Sellers’ Representative

Via G. Bruno, 2

29121 Piacenza (Italy)

Fax: 0523324406

Email: e.bolzoni@alice.it

If to the Purchaser:

Hyster-Yale Materials Handling, Inc.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio

United States of America

Attention: Suzanne Schulze Taylor, Deputy General Counsel

Fax: +1.440.449.9561

Email: suzy.taylor@hyster-yale.com

Any and all the aforesaid notices or communications shall be deemed to have been duly given and be effective on the date indicated (a) in the appropriate proof of delivery, if delivered by hand or by international courier service; (b) in the return receipt, if delivered by registered mail, return receipt; and (c) in a positive confirmation report, if given by facsimile. Each Party may at any time amend its physical address, fax number or email address by giving notice to such effect to the other Party in compliance with this Section 11.1.

11.2	Confidentiality

Each Party undertakes to hold, and will cause its Affiliates and their respective representatives to hold, the contents of this Agreement and all documents and/or information exchanged between the Parties in the strictest confidence unless:

(i)	such Party is required to disclose any such information by any Order or by mandatory provisions of Law, including in connection with the Mandatory Tender Offer;

(ii)	any such information is disclosed in the context of any action, arbitration or proceeding brought by such Party in connection with this Agreement; or

(iii)	to the extent that such Party can prove that such information was (a) already in the possession of such Party on a non-confidential basis prior to its disclosure; (b) already in the public domain through no fault of such Party; or (c) becomes available to such Party on a non-confidential basis from another source who is legally entitled to make such disclosure; and

(iv)	any such information is disclosed in the context of the joint press release referred to in the following Section 11.3.

11.3	Public Announcements

To the extent permitted under applicable Law, the Parties shall previously agree upon any public announcement and/or press release relating to the execution of this Agreement or the Closing. The Seller acknowledges and agrees that the Purchaser will issue additional public announcements and/or press releases as required or appropriate in connection with the Mandatory Tender Offer pursuant to applicable Law or any request from CONSOB or other Governmental Authorities, including in the framework of the Mandatory Tender Offer.

11.4	Right to Designate

The Purchaser may designate, pursuant to Articles 1401 et seq. of the Italian Civil Code, any of its Affiliates, whether already existing as of the date hereof or to be formed thereafter (the “Designee”) to become a Party to this Agreement and to purchase the Outstanding Penta Shares and pay the Purchase Price (or the Adjusted Purchase Price, as the case may be) in accordance with the terms hereof in lieu of the Purchaser, provided however that, anything in Article 1403 of the Italian Civil Code or elsewhere notwithstanding, the Purchaser’s designation will be duly and validly made if notified in writing to the Sellers’ Representative, together with the written acceptance of the Designee, no later than three (3) Business Days prior to Closing Date.

Should the Purchaser designate the Designee as set forth in this Section 11.4, all references to the Purchase contained in this Agreement shall be deemed to refer to the Designee.

The Purchaser expressly acknowledges and agrees that the Purchaser shall be jointly and severally liable with its Designee for the due and timely performance by such Designee of any and all obligations, duties or covenants set forth in this Agreement.

11.5	Mandatory Tender Offer

The Purchaser acknowledges that the Closing, if consummated as per the terms and conditions set forth in this Agreement, will trigger an obligation of the Purchaser (or the Designee) to launch a Mandatory Tender Offer, as mentioned under Recital (I) above.

The Parties agree that it is Purchaser’s exclusive responsibility to ensure compliance (directly or through the Designee) with all provisions of the Italian Securities Regulations that apply to the offeror in the context of the Mandatory Tender Offer. Without prejudice to Sections 7.1 and 9.1 above, the Sellers will not be liable for any obligation or Loss suffered by the Purchaser in connection with the launch of the Mandatory Tender Offer or the determination of the price thereof, except in case a breach of any such obligation or the Loss suffered by the Purchaser is the result of Sellers’ actions, omissions or representations.

11.6	Interpretation

11.6.1	Subdivisions; Captions. The subdivision of this Agreement into Articles, sections, sub-sections, paragraphs and other subdivisions as well as the insertion of captions or headings are made for convenience and reference purposes only and shall not be used in the construction or interpretation of this Agreement.

11.6.2	Number; Gender. Any term defined in the singular form will have the same meaning when used in its plural form and any term defined in the plural form will have the same meaning when used in its singular form. Words denoting one gender shall include any other gender, unless the context or construction otherwise requires.

11.6.3	Including; Hereof. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof”, “herein”, “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

11.6.4	Efforts. The obligation of a Party to use its “efforts”, whether best or reasonable, to accomplish an objective shall not be construed as an absolute obligation to ensure that such objective is, in fact, reached and does not require the unreasonable expenditure of funds, the incurrence of unreasonable liabilities or the commencement of a judicial action on the part of that Party (unless such actions are imposed by other provisions of this Agreement).

11.6.5	Article 1381 of the Italian Civil Code. Wherever in this Agreement a Party undertakes to cause or procure a Person to do something or to refrain from doing something (…“shall cause” or “will cause” or “will procure”…), such undertaking shall be deemed to have been assumed pursuant to Article 1381 of the Italian Civil Code and such Party shall be deemed to have made a promise pursuant to said Article 1381 of the Italian Civil Code.

11.6.6	Sellers’ Joint and Several Liability. Except only for (i) Section 7.1.1, paragraphs 2, 3 and 4; (ii) Section 7.1.2; and (iii) Section 7.1.4, paragraph 5, for which each of the Sellers shall be severally liable vis-à-vis the Purchaser, all the obligations undertaken by the Sellers pursuant to this Agreement are undertaken on a joint and several basis and the Sellers shall be jointly and severally liable toward Purchaser for the performance of all the actions and obligations undertaken by the Sellers under this Agreement, provided that the Purchaser shall first request performance of any obligation contemplated hereby from each of the Sellers who undertook them and only in case of any such Seller’s failure to duly and timely perform will the Purchaser be entitled to seek performance from any of the other Sellers (“beneficium ordinis”) but in no event will the Purchaser be required to judicially enforce its claims against any such Seller before being able to seek performance from any of the other Sellers (no “beneficium excussionis”).

11.6.7	Sellers as a Single Party. For all purposes of this Agreement, all of the Sellers shall be considered as a single Party.

11.7	Sellers’ Representative

11.7.1	Each of the Sellers hereby irrevocably designates and appoints Emilio Bolzoni as the exclusive representative (the “Sellers’ Representative”) of such Seller and as the attorney-in-fact and agent for and on behalf of such Seller granting him all the broadest powers with respect to this Agreement, including in relation to (a) determining, giving and receiving notices and processes hereunder; (b) entering into any amendment hereto or modification of the terms hereof; (c) consenting to any waiver or (where permitted) assignment hereof; (d) serving, objecting to, negotiating and settling any and all claims of indemnification or any other claims pursuant to this Agreement; (e) discussing and resolving any other disputes hereunder; and (f) taking any and all actions and making any decisions required or permitted to be taken by the Sellers’ Representative or by the Sellers or by any of them under the terms of this Agreement.

11.7.2	Each of the Sellers acknowledges and agrees that, in performing the functions specified in this Agreement and in Section 11.5.1 above, the Sellers’ Representative will not be liable to such Seller except in case of willful misconduct or gross negligence on the part of the Sellers’ Representative. Any out-of-pocket costs and expenses incurred by the Sellers’ Representative in connection with actions taken pursuant to the terms of this Agreement (including hiring legal counsel and incurring reasonable legal fees and costs) shall be borne by the Sellers pro rata to their respective equity holdings in Penta. Notices or communications to or from the Sellers’ Representative shall constitute notice to or from any and all of the Sellers. Any decision, consent or instruction of the Sellers’ Representative shall constitute a decision, consent or instruction on the part of all the Sellers and shall be final, irrevocable, binding and conclusive upon the Sellers and the Purchaser shall be entitled to rely, without any further inquiry or action, on the Sellers’ Representative’s decisions, consents, notices and instructions as if they were given by all of the Sellers.

11.8	Severability

The provisions of this Agreement are severable and the invalidity or unenforceability of any provision hereof will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable (a) the Parties shall negotiate in good faith a valid, legal and enforceable, suitable and equitable substitute provision therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision (except for any mandatory substitution by operation of Law pursuant to Article 1419, paragraph 2, of the Italian Civil Code) and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

11.9	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

11.10	Expenses

Each Party shall bear all costs, fees and expenses incurred by such Party in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated thereby, including those relating to such Party’s financial advisors and legal counsel.

The costs relating to the transfer of the Outstanding Penta Shares, including any stamp duties or indirect taxes levied in connection therewith but excluding any income Tax or capital gain Taxes applicable to the Sellers, shall be borne by the Purchaser.

11.11	Amendments and Waivers

Any provision of this Agreement may be amended or waived only provided that such amendment or waiver is in writing and is executed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by either Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.12	No Assignment; No Third Party Beneficiaries

The provisions of this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto. Any assignment in contravention of this provision will be ineffective. This Agreement will not confer any rights or benefits upon any Person or entity other than the Parties hereto and their respective heirs, successors and permitted assigns, except if and to the extent otherwise expressly provided herein.

11.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be an original, and all of which shall, taken together, be considered one and the same agreement, with the same effect as if the signatures thereto and hereto were upon the same instrument.

* * *

If you agree with the above, please re-write this share purchase agreement proposal and send it back to us, together with the Annexes and Schedules, duly signed for acceptance.

Sincerely

/s/ Emilio Bolzoni	/s/ Roberto Scotti
Emilio Bolzoni	Roberto Scotti

/s/ Franco Bolzoni	/s/ Paolo Mazzoni
Franco Bolzoni	Paolo Mazzoni

/s/ Pier Luigi Magnelli
Pier Luigi Magnelli

* * *

In relation to the above, we hereby accept the proposed share purchase agreement included in your letter dated as of today, the contents of which have been transcribed above in their entirety.

Sincerely,

Hyster-Yale Materials Handling, Inc.		Hyster-Yale Materials Handling, Inc.

/S/ Alfred M. Rankin, Jr.		/S/ Colin Wilson

By:	Alfred M. Rankin, Jr.	By:	Colin Wilson

Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer, Hyster-Yale Group